EXHIBIT 12.1

DUNCAN ENERGY PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	For the Years Ended December 31,
	2008		2007		2006	2005		2004
Consolidated income	$47,946		$3,626		$51,682	$30,123		$54,383
Add: Parent interest in income of subsidiaries – DEP I Midstream Businesses	11,354		19,973		--	--		--
Parent interest in income of subsidiaries – DEP II Midstream Businesses	(3,985)		--		--	--		--
Provision for income taxes	1,095		4,172		1,682	--		--
Less: Equity in (income) loss of Evangeline	(896)		(182)		(958)	(331)		(231)
Consolidated pre-tax income before parent interest
in income of subsidiaries and equity earnings
from Evangeline	55,514		27,589		52,406	29,792		54,152
Add: Fixed charges	15,319		14,538		3,219	3,079		1,089
Amortization of capitalized interest	1,015		590		--	--		--
Subtotal	71,848		42,717		55,625	32,871		55,241
Less: Interest capitalized	(312)		(2,600)		--	--		--
Parent interest in income of subsidiaries – DEP I Midstream Businesses	(11,354)		(19,973)		--	--		--
Parent interest in income of subsidiaries – DEP II Midstream Businesses	3,985		--		--	--		--
Total earnings	$64,167		$20,144		$55,625	$32,871		$55,241
Fixed charges:
Interest expense	$11,420		$8,641		$--	$--		$--
Capitalized interest	312		2,600		--	--		--
Interest portion of rental expense	3,587		3,297		3,219	3,079		1,089
Total	$15,319		$14,538		$3,219	$3,079		$1,089
Ratio of earnings to fixed assets	4.19	x	1.39	x	17.28	10.68	x	50.71	x

These computations take into account our consolidated operations and the distributed income from our equity method investee.  For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:

Add the following, as applicable:

•	consolidated pre-tax income before parent interest in income of subsidiaries and income or loss from our equity investee;
•	fixed charges;
•	amortization of capitalized interest;
•	distributed income of our equity investee; and
•	our share of pre-tax losses of our equity investee for which charges arising from guarantees are included in fixed charges.

From the subtotal of the added items, subtract the following, as applicable:

•	interest capitalized;
•	preference security dividend requirements of consolidated subsidiaries; and
•	parent interest in income of subsidiaries in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following:  interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses; and preference dividend requirements of consolidated subsidiaries.

Our ratio is significantly higher for the years ended December 31, 2006, 2005 and 2004 because we did not have any interest expense, capitalized interest or parent interest in income of subsidiaries expense.